Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
________________________________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 28, 2024
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 9:00 a.m. Eastern Standard Time (4:00 p.m. Israel time) on Wednesday, February 28, 2024, at the offices of Latham & Watkins, 1271 Avenue of the Americas, Floor 34, New York, NY 10020.

The Meeting is being called for the following purposes:

(1)
To approve the re-election of Mr. Ran Gottfried and election of Mr. Yuval Yanai as external directors of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)
To approve the cash compensation and the  grant of options to purchase ordinary shares of the Company to each of our external directors and other independent directors in accordance with the requirements of the Companies Law.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, January 22, 2024 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of the Special Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. ("Broadridge") or at our registered office not later than 11:59 p.m. Eastern Standard Time on Tuesday, February 27, 2024 (6:59 a.m. Israel time on Wednesday, February 28, 2024), or such other deadline as may be indicated on the voting instruction form or as the Chairman of the Meeting may determine to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
__________________________

PROXY STATEMENT
__________________________

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at a Special Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at 9:00 a.m. Eastern Standard Time (4:00 p.m. Israel time) on Wednesday, February 28, 2024, at the offices of Latham & Watkins, 1271 Avenue of the Americas, Floor 34, New York, NY 10020.

This Proxy Statement, the attached Notice of Special Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Thursday, January 25, 2024 to holders of Sol-Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, January 22, 2024, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve the re-election of Mr. Ran Gottfried and election of Mr. Yuval Yanai as external directors of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)
To approve the cash compensation and the  grant of options to purchase ordinary shares of the Company to each of our external directors and other independent directors in accordance with the requirements of the Companies Law.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board recommends that you vote “FOR” each of the above proposals.

Quorum

On Friday, January 19  2024, we had 27,857,620 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Monday, January 22, 2024, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty three and one-third (33.33%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned meeting, the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Special Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of each of the proposals requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of each of the proposals, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of each of the proposals, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on all of the proposals. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our Vice President & General Counsel, Tami Fishman Jutkowitz, at +972-73-3326233 or tami.fishman@sol-gel.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Vice President & General Counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you. This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge receives it in the enclosed envelope, not later than 11:59 p.m. Eastern Standard Time on Tuesday, February 27, 2024 (6:59 a.m. Israel time on Wednesday, February 28, 2024), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted 11:59 p.m. Eastern Standard Time on Tuesday, February 27, 2024 (6:59 a.m. Israel time on Wednesday, February 28, 2024), or such other deadline as may be indicated on the voting instruction form, in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposals . If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, January 22, 2024. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, January 22, 2024, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Thursday, January 25, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1

RE-ELECTION OF MR. RAN GOTTFRIED AND ELECTION OF MR. YUVAL YANAI AS
EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on The Nasdaq Global Market, are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of  (each an “Affiliated Party”): (1) the Company; (2) any person or entity controlling the Company on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the Company or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the Company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Securities Exchange Act of 1934, (2) meets the standards of the Nasdaq corporate governance rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•
the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be re-elected, subject to certain circumstances and conditions, for up to two additional terms of three years each, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to further three year terms, each re-election subject to one of the following:

•
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;

•	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or

•
his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

The terms of the Company’s existing two external directors expire on March 22, 2024, and the Board of Directors has nominated Mr. Gottfried to be re-elected as an external director for another three-year term commencing upon expiration of his current term on March 22, 2024. The Board of Directors has nominated Yanai to be elected as an external director for a three-year term commencing on the date of the Meeting.  Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each committee of our Board that is authorized to exercise the powers of the Board.

If re-elected at the Meeting, Mr. Gottfried will continue to serve as the Chairman of our compensation committee and as a member of our audit committee. If elected at the Meeting, Mr. Yanai will serve as a member of our compensation committee and a member of our audit committee and will serve as the Chairman of our audit committee following the filing of the Company’s Annual Report on Form 20-F.

In accordance with Israel’s Companies Law, each of Mr. Gottfried and Mr. Yanai has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as an external  director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as an external director of the Company, taking into account the size and special needs of the Company.

The Board has determined that each of Mr. Gottfried and Mr. Yanai possesses requisite financial and accounting expertise. The Board has also determined that each of Mr. Gottfried and Mr. Yanai satisfies the independent director requirements under the Nasdaq Listing Rules and that each is also a "financial expert" under the rules of the Securities and Exchange Commission and Nasdaq. The Board has furthermore determined that each of Mr. Gottfried and Mr. Yanai qualifies as an “expert” external director for purposes of the Companies Law regulations that govern external director compensation.

The nominees to serve as external directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Ran Gottfried	79	External Director
Yuval Yanai	71	External Director

Mr. Ran Gottfried became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law and as the lead independent director. Since 1975, Mr. Gottfried has served as a chief executive officer, consultant and director of private companies in Israel and Europe in the areas of retail and distribution of pharmaceuticals, consumer and household products. Mr. Gottfried served as a director of Perrigo Company from 2006 until 2015. From 2006 until 2008, Mr. Gottfried served as chairman and chief executive officer of Powerpaper Ltd., a leading developer and manufacturer of micro electrical cosmetic and pharmaceutical patches. From 2005 until 2010, Mr. Gottfried served as a director of Bezeq, Israel’s leading telecommunications provider and from 2003 until its acquisition by Perrigo Company in 2005, Mr. Gottfried served as a director of Agis Industries Ltd. He served as a director  at Shufersal Ltd from 2018 until 2022.

Mr. Yuval Yanai  currently serves as a director in multiple companies, both public and private. He is currently an external director and Chairman of the Finance (Balance Sheet), Compensation and Audit Committee of Clal Biotechnology Industries, an Israeli life sciences investment company traded on the Tel Aviv Stock Exchange; a director in S&P Global Ratings Maalot Ltd., a finance rating company; and a director in PulseNmore Ltd., a medical device company traded on the Tel Aviv Stock Exchange. Mr. Yanai also serves as a director at a number of private medical companies. From 2005 until 2014, Mr. Yanai has served as CFO of Given Imaging Ltd., a medical company traded on Nasdaq Stock Market and on the Tel Aviv Stock Exchange, and from 2000 until 2005 Mr. Yanai served as Senior Vice President and CFO of Koor Industries Ltd., an industrial holding company traded on the New York Stock Exchange and on the Tel Aviv Stock Exchange . From 1998 until 2000, Mr. Yanai has served as CFO of Nice Systems Ltd., a technology company traded on the Nasdaq Stock Market, and from 1985 until 1998, Mr. Yanai served as CFO of Elscint Ltd., a technology company traded on the New York Stock Exchange. Mr. Yanai holds a B.A. in accounting and finance from Tel-Aviv University, Israel.
.
It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Mr. Ran Gottfried and Mr. Yanai be, and each of them hereby is, elected to hold office as an external director of the Company for a three-year term subject to, and in accordance with, the Companies Law.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The  Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

CASH COMPENSATION AND GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO EACH OF OUR EXTERNAL DIRECTORS AND OTHER
INDEPENDENT DIRECTORS

It is proposed to grant to each of our current and future external directors and other independent director the following cash compensation.  The proposed cash compensation contains a slight increase ($5,000) from the current compensation for service on the board (but not for committee service) but is otherwise the same compensation that has been paid to the Company’s external directors for the last six years.  The proposed compensation is (i) $40,000 annually in cash; (ii) $5,000 annually in cash for service on each of the audit committee and/or compensation committee (as the case may be) and (iii) $10,000 annually in cash for service as chairman of the audit committee and/or compensation committee (as the case may be), which includes amounts payable under clause (ii) (all cash amounts to be paid quarterly). All such amounts listed above shall be paid in U.S. dollars or the NIS equivalent.

It is also proposed to grant options to purchase ordinary shares of the Company to each of the following Company external directors and other independent directors: Mr. Ran Gottfried, Mr. Yuval Yanai, Mr. Jonathan B. Siegel and Mr. Sharon Kochan (in the case of Mr. Ran Gottfried and Mr. Yuval Yanai, such grant subject to his re-election or election to the Board, as the case may be, as provided in this Proxy Statement).

The compensation committee and Board of Directors have approved the proposed cash compensation and grant of options to the Company’s external directors and other independent directors in light of each such director's contribution and anticipated contribution to the Company. The purpose of the option grant is, inter alia, to compensate each such director for his/her service and significant contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

 The background and qualifications of Mr. Ran Gottfried and Mr. Yuval Yanai are described in Proposal 1 of this Proxy Statement. Below are summaries of the background and qualifications of Mr. Jonathan B. Siegel and Mr. Sharon Kochan.

Mr. Jonathan B. Siegel became a member of our board of directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since formation in 2017. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.

Mr. Sharon Kochan served as President and CEO of Padagis LLC from its incorporation in July 2021, when it was carved out of Perrigo Company Plc. ("Perrigo"), a global, over-the-counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, until February 2023, and currently serves as a consultant to Padagis. Prior to that, Mr. Kochan served as Executive Vice President & President Pharmaceuticals from 2018 for Perrigo, President International, from 2012 until 2018, and President Prescription Pharmaceuticals from 2007. From 2005 to 2007, Mr. Kochan served as Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. ("Agis") from 2001 until Perrigo acquired Agis in 2005. Mr. Kochan has served as a board member of MediWound Ltd. from July 2017 to June 2023 and served as a board member of Exalenz BioScience Ltd. from July 2016 to March 2020 when it was acquired by Meridian. Mr. Kochan completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial Engineering from Tel-Aviv University, Israel.

The proposal would grant to each of the directors options to purchase 75,000 ordinary shares of the Company at an exercise price equal to $1.20 per ordinary share, which represents the greater of (i) the average closing price of the Company's ordinary shares on The Nasdaq Global Market over the 30 trading days preceding the date of the Board meeting approving the grant and (ii) such closing price on the date of the Board meeting approving the grant. The options would vest over three (3) years from the date of shareholder approval of the grant, with one-third of the options to vest on the anniversary date of such approval and the remaining two-thirds of the options to vest in equal installments at the end of each subsequent three-month period thereafter over the course of the subsequent two (2) years (provided continual service as a director). The last date for exercise of the options would be ten (10) years following the date of the Board meeting approving the grant, and the options would otherwise be in accordance with the Company's 2014 Share Incentive Plan. Following termination or expiration of the applicable director’s service with the Company, provided that the termination is not for “cause”, all options vested as of the date of such termination shall expire 12 months after termination (but in any event not later than the ten (10) year term of the option).  The option grants shall be effective as of the date of approval by the Board, subject to the execution by each external director and other independent director of an appropriate option agreement with the Company confirming the terms and conditions applying to the grant.

 The terms of options would also provide that the vesting of the options shall fully accelerate if the engagement of an external director or independent director is terminated by the Company without Cause (as will be defined in the options agreement) or voluntarily by the external director or independent director for Good Reason (as defined in the options agreement) within 12 months of a Change of Control. For the purpose of this acceleration, a Change of Control is defined as (i) a transaction or series of transactions (other than an offering of shares to the general public through a registration statement filed with the Securities and Exchange Commission) resulting in the acquisition by any person or entity of beneficial ownership (within the meaning of the rules under the U.S. Securities and Exchange Act of 1934, as amended) through a sale of shares, merger, consolidation, or otherwise, of more than 30% of our then outstanding Company shares (unless, following such acquisition Mr. Moshe Arkin beneficially owns, directly or indirectly, 50% or more of the then outstanding Company shares); or (ii) a sale or other disposition of all or substantially all of the assets of Company and its subsidiaries on a consolidated basis.

The proposed grant is consistent with the Company’s compensation policy.

  In accordance with the “relative compensation” track for external directors under with the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies with Securities Listed for Trade on Stock Exchange Outside of Israel), 5760-2000, any changes to the compensation of the Company’s independent directors approved by shareholders under Israeli law will also apply to our external directors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the cash compensation and the grant of options to purchase 75,000 ordinary shares of the Company to each of Mr. Ran Gottfried, Mr. Yuval Yanai, Mr. Jonathan B. Siegel and Mr. Sharon Kochan .”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

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approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The compensation committee and the Board recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F, filed with the SEC on March 10, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

January 23, 2024